Exhibit 99.1

Bioceres Crop Solutions

Fiscal **Fourth Quarter & Full-Year**

Financial and Operating Results
September 2024

Bioceres Crop Solutions

Bioceres Crop Solutions Reports

Fiscal Fourth Quarter and Full-Year 2024

Financial and Operational Results

Revenues up 18% in 4Q24, consolidating annual revenues of $465 million

FY24 GAAP net income at $6.2 million and adjusted EBITDA1 at $81.4 million

ROSARIO, Argentina – September 9, 2024 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal fourth quarter and fiscal year ended June 30, 2024. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

Financial & Business Highlights

●	Total revenues in FY24 were $464.8 million, an 11% growth compared to the year before despite challenging market conditions in some geographies. Revenue growth in FY24 was largely driven by increases in HB4 sales, adjuvants and biostimulants. Operating profit for the period was $44.8 million with GAAP net income at $6.2 million. Adjusted EBITDA for the full fiscal year was $81.4 million, steady with respect to last year as growth in the business compensated for the lower accrual of Syngenta´s up-front payment versus last year.

●	Revenues in 4Q24 were $124.0 million, an 18% growth compared to the year before, primarily led by higher HB4 sales. Operating profit was $9.5 million, and GAAP net loss was $2.1 million in 4Q24, improving by 86% and 25%, respectively. Adjusted EBITDA for the quarter was $19.9 million, almost doubling last year´s metric.

●	HB4 Wheat approved for cultivation in the United States, the fourth largest wheat producer in the world and the largest in the Americas. United States is now the fourth country in the world to greenlight production of HB4 wheat, following Argentina, Brazil and Paraguay.

Management Review

Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “In fiscal year 2024 we consolidated Bioceres’ financial performance at record-high revenue and adjusted EBITDA levels, despite it having been another challenging year for agriculture, with on-farm economics declining in key crops and geographies. The annual result was achieved through sales growth and an almost doubling of adjusted EBITDA in the fourth and final quarter of the year, with close to half of the increased profitability of the quarter resulting from the HB4 business.

1 Adjusted EBITDA is a non-GAAP measure. See “Use of non-IFRS financial information” for information regarding our use of Adjusted EBITDA and its reconciliation from the most comparable financial measure.

2	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024

Bioceres Crop Solutions

We are increasingly excited by the prospects for our most innovative technologies. Earlier in the fiscal year, we obtained patent protection for our UHC biological nitrogen fixation solution, as well as regulatory clearance for our bio-insecticide platform in Brazil, both of which are critical for near-term expansion in the high-growth seed-applied technologies market. More recently, we received notice from APHIS that green-lights cultivation of HB4 wheat in the U.S., an outcome which was long awaited. This regulatory endorsement helps us in markets where we are already scaling HB4 sales, as it provides additional validation or regulatory comfort. In the medium term, it allows us to expand into a new and important geography, potentially doubling the combined opportunity of Latin America and Australia.

As we look ahead, we remain focused on launching and scaling our portfolio of unique technologies, while constantly engaging with farmers and other stakeholders to fine-tune our value proposition and market access strategies.”

Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, noted: “Our financial results for FY24 demonstrate once again the resilience of our business and the strategic value of maintaining a diversified yet coherent and continuously evolving portfolio of technologies. In the fourth quarter, we increased our profitability across operating profit and net income and doubled adjusted EBITDA, despite encountering challenging conditions for certain products in the final months of the fiscal year, particularly fertilizers, that impeded our ability to excel in every aspect and achieve annual EBITDA growth from last year’s record high. Annually we achieved top line growth and maintained our full-year adjusted EBITDA above last year’s $81 million threshold, while successfully managing our cost base within a context of industry-wide headwinds that prevailed for most of the year. We intend this year’s result to be a steppingstone towards greater performance as we continue expanding our business with a focus on profitability and enhanced financial performance.”

Key Financial Metrics

Table 1:

4Q24 & FY24 Key Financial Metrics

(In millions of U.S. dollars)	4Q23	4Q24	%CHANGE		FY23	FY24	%CHANGE
Revenue by Segment
Crop Protection	45.1	53.2	18%		206.1	227.2	10%
Seed and Integrated Products	20.8	33.3	60%		56.7	96.4	70%
Crop Nutrition	38.8	37.5	(3)%		157.3	141.2	(10)%
Total Revenue	104.7	124.0	18%		420.1	464.8	11%
Gross Profit	40.2	47.4	18%		184.6	186.6	1%
Gross Margin	38.4%	38.3%	(15	)bps	43.9%	40.1%	(381	)bps

	4Q23	4Q24	%CHANGE		FY23	FY24	%CHANGE
GAAP net income or loss	(2.8)	(2.1)	25%		20.2	6.2	(69)%
Adjusted EBITDA	10.5	19.9	90%		81.2	81.4	0%

4Q24 Summary: Quarterly revenues were $124.0 million, an 18% increase compared to the same quarter last year. In the fourth quarter, revenue growth was led by HB4 sales as the winter wheat season got underway in the southern hemisphere. Gross profit was $47.4 million, an 18% year-over-year growth, primarily driven by HB4 in Seed and Integrated Products and gross margin expansion in Crop Protection. Operating profit reached $9.5 million, and GAAP net loss was $2.1 million, improving by 86% and 25% compared to the previous year, respectively. Adjusted EBITDA was $19.9 million, almost doubling last year´s metric, on the back of improved gross profit and operational leverage.

3	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024

Bioceres Crop Solutions

FY24 Summary: Total revenues reached $464.8 million in FY24, an 11% year-over-year increase. Growth for the year was primarily driven by the normalization of weather conditions in the southern hemisphere, with HB4 sales, adjuvants, and other crop protection products leading the growth. Biostimulant sales in Europe also contributed to the year-over-year increase. Gross profit remained flat given the lower accrual of Syngenta’s upfront payment in the product mix compared to the previous year. GAAP net income and adjusted EBITDA were $6.2 million and $81.4 million, respectively, compared to $20.2 million and $81.2 million in the previous year. Adjusted EBITDA showed little change year over year, in line with gross profit performance. Deliberate cost management resulted in SG&A growth being almost entirely attributable to variable expenses which, combined with improved JV results and other income and expenses performance, resulted in steady profitability for the year.

Fourth Quarter & Full Fiscal Year 2024 Financial Results

Revenues

Table 2:

4Q24 & FY24 Revenues by Segment

(In millions of U.S. dollars)	4Q23	4Q24	%CHANGE	FY23	FY24	%CHANGE
Revenue by Segment
Crop Protection	45.1	53.2	18%	206.1	227.2	10%
Seed and Integrated Products	20.8	33.3	60%	56.7	96.4	70%
Crop Nutrition	38.8	37.5	(3)%	157.3	141.2	(10)%
Total Revenue	104.7	124.0	18%	420.1	464.8	11%

Revenues in 4Q24 were $124.0 million, an 18% year-over-year increase.

Growth in the quarter was primarily led by HB4 sales, as winter wheat planting conditions in Argentina were favorable and the HB4 platform continues to advance. Seed treatment pack sales also contributed to revenue growth, increasing the segment’s contribution to the top line by 60%.

Crop Protection sales were up 18% during the quarter, with most product categories showing growth. Demand for crop protection products was driven by a better humidity profile during the winter crop season in Argentina compared to the prior year, and bioprotection sales starting to build momentum in new markets such as Mexico.

Crop Nutrition sales saw a slight decrease compared to the same quarter last year. While fertilizers had a strong recovery in Argentina during the first half of the fiscal year, the momentum was not sustained through the second half. Particularly in the fourth quarter, expectations of lower corn acreage due to the negative impact of the corn leafhopper, or “Chicharrita” — which decimated corn yields last year — led to softer demand of phosphate in Argentina. Biostimulants and inoculants sales grew during the quarter, almost offsetting the decline in fertilizers.

For the full FY24, revenues stood at $464.8 million, an 11% increase over the previous year. The Seed and Integrated Products segment saw the largest year-on-year increase with a 70% expansion in revenues, driven by HB4 sales. Crop Protection sales increased by 10% on account of greater pest pressure, and therefore greater demand for crop protection products in key markets such as Brazil and Argentina; in this segment, adjuvants and seed protection products were the main growth drivers. Crop Nutrition sales declined by 10% compared to the year before, explained in full by a ~$17 million decrease in the accrual of the Syngenta compensatory payment, which was $15.7 million in FY24, compared to $32.9 million in FY23; increased inoculant sales now conducted by Syngenta partially offset the decrease from the upfront consideration accrual. Softened micro-beaded fertilizers demand in the fourth quarter interrupted the momentum shown by this product category during the first half of the fiscal year, while biostimulants were the best performers, increasing by more than 50%, mainly in Europe.

4	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024

Bioceres Crop Solutions

Gross Profit & Margin

Table 3:

4Q24 & FY24 Gross Profit by Segment

(In millions of U.S. dollars)	4Q23	4Q24	%CHANGE		FY23	FY24	%CHANGE
Gross profit by Segment
Crop Protection	14.1	17.8	27%		68.5	81.6	19%
Seed and Integrated Products	5.7	9.9	73%		25.7	30.5	19%
Crop Nutrition	20.4	19.7	(3)%		90.4	74.5	(18)%
Total Gross Profit	40.2	47.4	18%		184.6	186.6	1%
%Gross Margin	38.4%	38.3%	(15	)bps	43.9%	40.1%	(381	)bps

Gross profit for the quarter was $47.4 million, an 18% increase compared to the same quarter last year, consistent with growth in sales. The Seed and Integrated Products segment saw substantial gross profit growth given increased HB4 sales, achieving gross margin expansion on top of revenue growth. Gross profit from Crop Protection also grew during the quarter, driven by top line growth as well as a significant gross margin expansion in sales of bioprotection products. In Crop Nutrition, gross profit contribution from inoculants was practically the same as last year’s, despite the profit-sharing agreement with Syngenta being in full effect this year. The total gross margin for the quarter remained almost flat year-over-year at 38%.

For the full fiscal year, gross profit remained effectively flat compared to the year before, primarily due to the lower contribution of the Syngenta compensatory payment. The Syngenta compensatory payment entails a 100% gross margin, and the ~$17 million decline translates directly into gross profit, lowering Crop Nutrition segment’s gross profit and average gross margin, compared to last year. Crop Protection saw gross margin improvement on top of top line growth, with margin expansions led by the bioprotection portfolio as well as a more focused approach to third-party products’ commercialization. In Seed and Integrated Products, HB4 downstream sales — with a lower gross margin than upstream sales – were higher this year, as grain inventories were drawn down to minimize working capital requirements and to develop commercial channels for fully traced grain inventories. As a result, gross profit for Seed and Integrated Products grew less than sales. Overall gross margin for FY24 decreased 381 bps from 44% to 40%.

Operating Expenses

Selling, General and Administrative Expenses: Fixed SG&A expenses in 4Q24 — excluding D&A, transaction expenses and share-based incentives — decreased by $1.9 million year over year as part of broader efforts to achieve operational leverage. Variable expenses increased with sales growth by $2.7 million. Overall SG&A expenses were $25.7 million in 4Q24, unchanged from the same quarter last year.

For the full fiscal year, SG&A expenses were $99.9 million, compared with $94.4 million in FY23, when excluding D&A, transaction expenses and share-based incentives. Fixed SG&A remained roughly flat given deliberate cost management actions across multiple geographies, while variable expenses grew in connection with sales performance and explain the increase almost in full. Total SG&A as a percentage of revenues stood at 21% in FY24, compared to 22% in FY23.

5	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024

Bioceres Crop Solutions

Research and Development: Total R&D expenses excluding D&A and share-based incentives were $2.8 million for the fourth quarter and $10.1 million for the full year. R&D expenses remained flat at 2% of revenue compared to last year, for both the quarter and the full year.

GAAP Net Income & Adjusted EBITDA

GAAP net income resulted in a $2.1 million loss in 4Q24, compared to a net loss of $2.8 million for the same quarter of the prior year. The improvement was mainly driven by an increase in operating profit and higher income tax benefits in comparison to the same quarter last year.

For the full fiscal year, GAAP net income stood at $6.2 million, compared to $20.2 million in FY23. The decline is explained by lower operating profit as well as a higher effective tax rate compared to the previous period. Operating profit decreased mainly as a result of higher non-cash related items like D&A and the accounting of stock-based compensation charges, while the higher effective tax rate reflects a less favorable distribution of profits, with a higher participation of revenues in higher tax jurisdictions this year compared to last.

Adjusted EBITDA reached $19.9 million in 4Q24, almost doubling the $10.5 million in 4Q23. The improvement in adjusted EBITDA was primarily driven by higher sales combined with a stable overall gross margin, and operational leverage at the SG&A level, as previously described.

Adjusted EBITDA was $81.4 million in FY24, steady compared to the $81.2 million in FY23. Profitable top line growth was partly offset by a lower proportion in the product mix of Syngenta’s upfront payment accrual, compared to the previous year. As a result, gross profit saw a modest $2 million growth. Cost management in multiple geographies resulted in SG&A growth being almost entirely attributable to variable expenses which, combined with improved JV results and other income and expenses performance, resulted in an even profitability for the year.

Financial Income and Loss

Table 4:

4Q24 & FY24 Net Financial Result

(In millions of U.S. dollars)	4Q23	4Q24	%CHANGE	FY23	FY24	%CHANGE
Interest expenses	(3.9)	(4.7)	(20)%	(15.6)	(14.7)	6%
Financial commissions	(0.5)	(0.9)	(77)%	(2.6)	(2.7)	(7)%
Changes in fair value, FX and other financial results	(5.1)	(10.0)	(98)%	(16.9)	(17.4)	(3)%
Total Financial Result	(9.5)	(15.6)	(65)%	(35.1)	(34.8)	1%

Total financial results increased by $6.1 million during the quarter, reaching $15.6 million. Interest expenses and financial commissions increased by $1.2 million, in line with an increased debt position compared to the same quarter last year on account of higher working capital. One-time changes in fair value of ProFarm, and FX and other financial results related to financial liabilities and marked-to-market financial assets explain the remaining increase in the financial result.

6	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024

Bioceres Crop Solutions

Despite the increase in 4Q24 described above, total financial results for the full year remained roughly flat, with interest expenses and financial commissions improving by $0.7 million. The estimated average cost of debt remained at roughly 7% on an annual basis.

Balance Sheet Highlights

Table 5: Capitalization and Debt

	As of June, 30
(In millions of U.S. dollars)	2023	2024
Total Debt
Short-Term Debt	107.6	136.0
Long-Term Debt	135.9	122.9
Cash and Cash Equivalents	(48.1)	(44.2)
Other short-term investments	(12.1)	(10.1)
Debt net of cash, cash equivalents and other short-term investments	183.3	204.6
Equity attributable to equity holders of the parent	298.6	313.4
Equity attributable to non-controlling interests	31.9	35.2
Capitalization	513.8	553.1
LTM GAAP Net Income	20.2	6.2
LTM Adjusted EBITDA	81.2	81.4

Total Financial Debt stood at $258.9 million as of June 30, 2024, compared to $243.5 million on June 30, 2023, fully explained by a higher working capital position.

Cash, Cash Equivalents and Other Short-Term Investments totaled $54.3 million in 4Q24, compared to $60.3 million in 4Q23.

Total financial debt net of cash, cash equivalents and other short-term investments decreased to $204.6 million in 4Q24 from $210.0 million of the immediately preceding quarter, 3Q24.

7	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024

Bioceres Crop Solutions

Fourth Quarter & Full Fiscal Year 2024 Earnings Conference Call

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date: Tuesday, September 10, 2024

Please dial in 5-10 minutes prior to the start time to register and join. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available through September 17, 2024, following the conference.

Toll Free Replay Number: 1-866-813-9403

____________________________________________

International Replay Number: +44 204 525 0658

____________________________________________

Replay ID: 272680

Time: 8:30 a.m. EST, 5:30 a.m. PST
US Toll Free dial-in number: 1-833-470-1428
International dial-in numbers: Click here
Conference ID: 763481
Webcast: Click here

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices.

The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact Bioceres Crop Solutions	Paula Savanti Head of Investor Relations investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful and (ii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

8	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024

Bioceres Crop Solutions

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS.

This non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA

The company defines adjusted EBITDA as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA provides useful supplemental information to investors about the company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

• Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements.

• Although share-based compensation is a non-cash charge, adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

9	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024

Bioceres Crop Solutions

The company compensates for the inherent limitations associated with using adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Table 6:

4Q24 & FY24 Adjusted EBITDA Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	4Q23	4Q24	FY23	FY24
Profit/(loss) for the period	(2.8)	(2.1)	20.2	6.2
Income tax	(1.6)	(4.0)	(1.1)	3.8
Financial results	9.5	15.6	35.1	34.8
Depreciations & amortizations	4.4	6.6	19.4	21.3
Stock-based compensation charges	0.7	2.7	3.4	14.1
Transaction expenses	0.2	1.1	4.2	1.1
Adjusted EBITDA[2]	10.5	19.9	81.2	81.4

Unaudited Consolidated Statement of Comprehensive Income
(Figures in million of U.S. dollars)

	Three-month period ended 06/30/2024	Three-month period ended 06/30/2023	Fiscal Year ended 06/30/2024	Fiscal Year ended 06/30/2023
Revenues from contracts with customers	124.3	105.1	464.8	419.4
Initial recognition and changes in the fair value of biological assets at the point of harvest	(0.3)	(0.4)	(0.0)	0.6
Cost of sales	(76.6)	(64.5)	(278.2)	(235.5)
Gross profit	47.4	40.2	186.6	184.6
% Gross profit	38%	38%	40%	44%
Operating expenses	(36.9)	(32.8)	(140.9)	(128.3)
Share of profit of JV	(0.4)	(0.1)	4.0	1.2
Change in net realizable value of agricultural products	(0.4)	(1.5)	(2.4)	(4.4)
Other income or expenses, net	(0.3)	(0.7)	(2.5)	1.1
Operating profit	9.5	5.1	44.8	54.2
Financial result	(15.6)	(9.5)	(34.8)	(35.1)
Profit/(loss) before income tax	(6.1)	(4.4)	10.0	19.1
Income tax	4.0	1.6	(3.8)	1.1
Profit/(loss) for the period	(2.1)	(2.8)	6.2	20.2
Other comprehensive loss	(0.5)	(1.4)	(0.8)	(0.8)
Total comprehensive profit/(loss)	(2.6)	(4.2)	5.4	19.3

Profit/(loss) for the period attributable to:
Equity holders of the parent	(1.6)	(1.7)	3.2	18.8
Non-controlling interests	(0.5)	(1.1)	3.0	1.4
	(2.1)	(2.8)	6.2	20.2
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent	(1.9)	(2.9)	2.7	17.9
Non-controlling interests	(0.7)	(1.3)	2.7	1.4
	(2.6)	(4.2)	5.4	19.3
Weighted average number of shares
Basic	62.8	62.0	62.8	62.1
Diluted	63.8	63.1	63.8	63.2

2 Adjusted EBITDA is a non-GAAP measure. See “Use of non-IFRS financial information” for information regarding our use of Adjusted EBITDA and its reconciliation from the most comparable financial measure.

10	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024

Bioceres Crop Solutions

Unaudited Consolidated Statement of Financial Position
(Figures in million of U.S. dollars)

ASSETS	06/30/2024	06/30/2023
CURRENT ASSETS
Cash and cash equivalents	44.2	48.1
Other financial assets	10.1	12.1
Trade receivables	214.7	158.0
Other receivables	26.7	28.8
Income and minimum presumed recoverable income taxes	0.8	9.4
Inventories	122.8	140.4
Biological assets	0.3	0.1
Total current assets	419.5	397.1
NON-CURRENT ASSETS
Other financial assets	2.2	0.4
Other receivables	2.5	2.5
Income and minimum presumed recoverable income taxes	0.0	0.0
Deferred tax assets	32.6	7.3
Investments in joint ventures and associates	39.5	39.3
Investment properties	0.6	3.6
Property, plant and equipment	73.8	67.9
Intangible assets	174.7	173.8
Goodwill	112.2	112.2
Right of use asset	11.4	13.9
Total non-current assets	449.3	420.9
Total assets	868.8	818.1
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	168.1	150.8
Borrowings	136.0	107.6
Employee benefits and social security	7.3	9.6
Deferred revenue and advances from customers	3.9	24.9
Income tax payable	4.8	0.5
Consideration for acquisition	4.1	1.4
Lease liabilities	3.1	3.9
Total current liabilities	327.3	298.7
NON-CURRENT LIABILITIES
Borrowings	42.1	60.7
Deferred revenue and advances from customers	1.9	2.1
Joint ventures and associates	-	0.6
Deferred tax liabilities	56.9	35.8
Provisions	0.9	0.9
Consideration for acquisition	2.1	3.6
Secured notes	80.8	75.2
Lease liabilities	8.0	10.0
Total non-current liabilities	192.8	188.9
Total liabilities	520.1	487.6
EQUITY
Equity attributable to owners of the parent	314.0	298.6
Non-controlling interests	34.8	31.9
Total equity	348.7	330.5
Total equity and liabilities	868.8	818.1

11	BIOCERES CROP SOLUTIONS	FOURTH QUARTER 2024